                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*

                               (Amendment No. 3)

                          Video Jukebox Network, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92656G108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                            Executive Vice President
                              and General Counsel
                           Tele-Communications, Inc.
                                5619 DTC Parkway
                              Englewood, CO  80111
                                 (303) 267-5500
- --------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 25, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               (Amendment No. 3)

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          VIDEO JUKEBOX NETWORK, INC.
                         (Commission File No. 0-15445)


          Tele-Communications, Inc., a Delaware corporation ("TCI"or the "Reporting Person"), hereby amends and supplements its Report on Schedule 13D as originally filed on August 15, 1994, as amended and supplemented, including most recently by Amendment No. 2 thereto ("Amendment No. 2") filed on June 12, 1996 (collectively, the "Report"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Report.

          The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto which agreements and documents are hereby incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of Issuer
          -----------------------

          Item 6 is hereby amended and supplemented by adding the following information thereto:


          Liberty, StarNet/CEA Partners II and StarNet, Inc. have further amended the Letter Agreement by executing a letter agreement dated June 21, 1996 (as so amended, the "Amended Letter Agreement"), that extends the time period for the completion of Liberty's due diligence investigation of the Company and the execution of definitive documentation to July 8, 1996; provided, that Liberty's obligations shall remain subject to Liberty's satisfactory completion of its due diligence investigation of the Company, approval of such definitive documentation and the transactions contemplated thereby by Liberty's Board of Directors and the absence of any material adverse developments in the financial markets.

                               Page 2 of 7 Pages
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          A copy of such letter agreement is attached hereto as Exhibit 99.I.
and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Item 7 of the Report is hereby amended and supplemented by adding the following information thereto:


         99.I. Letter Agreement, dated June 21, 1996, among Liberty Media Corporation, StarNet/CEA II Partners and StarNet, Inc.


                               Page 3 of 7 Pages
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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.


Dated:  June 26, 1996


                                     TELE-COMMUNICATIONS, INC.



                                     By:/s/ Stephen M. Brett
                                        ---------------------------------
                                        Name: Stephen M. Brett
                                        Title: Executive Vice President

                                 EXHIBIT INDEX

99.I. Letter Agreement, dated June 21, 1996, among Liberty
      Media Corporation, StarNet/CEA II Partners and StarNet, Inc.

                               Page 5 of 7 Pages

                                                              EXHIBIT 99.I.


                           LIBERTY MEDIA CORPORATION
                      8101 East Prentice Avenue, Suite 500
                           Englewood, Colorado  80111


                                                 June 21, 1996


StarNet/CEA II Partners
StarNet, Inc,
c/o Communications Equity Associates
101 E. Kennedy Blvd., Suite 3300
Tampa, Florida 33602

Dear Sirs:


          Reference is made to the letter agreement, dated May 15, 1996 and accepted May 16, 1996, as amended and supplemented on June 7, 1996 among Liberty Media Corporation ("Liberty"), StarNet/CEA II Partners and StarNet, Inc., and the Term Sheet attached thereto (collectively and as amended, the "Letter Agreement") pursuant to which we have entered into certain agreements with respect to the equity securities of Video Jukebox Network, Inc. ("VJN"), all as more fully described in the Letter Agreement.


          The parties hereto agree that the time period for the completion of Liberty's due diligence investigation of VJN and the execution of definitive documentation is extended to July 8, 1996; provided, that Liberty's obligations shall remain subject to (i) the satisfactory completion by Liberty of its due diligence examination of VJN, (ii) approval of such definitive agreements and the transactions contemplated thereby by Liberty's Board of Directors, and
(iii) the absence of material adverse developments in the financial markets.


          By executing this agreement, the parties hereby affirm their respective obligations under the Letter Agreement, as amended hereby.

          If the foregoing is acceptable to you, please execute the copy of this agreement in the space below, at which time this instrument will constitute a binding agreement between us.


                                      Very truly yours,

                                      LIBERTY MEDIA CORPORATION

                                      By:____________________
                                      Name:
                                      Title:


                               Page 6 of 7 Pages

                                                              June 21, 1996


ACCEPTED AND AGREED
this 25th day of June, 1996

StarNet/CEA II Partners


By:  ____________________________
     Name:
     Title:


StarNet, Inc.


By:  _______________________
     Name:
     Title:

                               Page 7 of 7 Pages